Mail Stop 4561

August 3, 2009

Stephen F. Knight
President and Chief Executive Officer
Loto Inc.
23-5250 Satellite Dr., Mississauga
Ontario, Canada M8X 1B8

      Re: Loto Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed July 21, 2009
              File No. 333-159858

Dear Mr. Knight:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated July 7, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

Business, page 22

Current Status of our Business, page 23

2.   You state that the full version of your software will be ready for commercialization in approximately six months from the date of the prospectus. You further state that you expect the sales cycle with each prospective lottery operator to take between six to eighteen months. Please clarify why you believe that the minimum time in which you could commence generating revenues would be "six months from the date of this prospectus" if your product will not be ready for another six months.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 30

Liquidity and Capital Resources, page 31

3.   Your revised disclosures on pages 9 and 31 state that two of your current shareholders, Mhalka Capital Investments Ltd. and 1476448 Ontario Inc. have committed $1,500,000 if the company is unable to obtain third-party financing. Please clarify whether this commitment is in writing and if so, provide us your analysis of whether the written agreement should be filed as an exhibit. If the commitment is not in writing, please discuss whether it is enforceable in accordance with its terms under applicable law. Finally, describe the material terms on which the shareholders have committed to provide the funds, including any conditions that must be met for the shareholders to be obligated to provide the committed funds.

Management and Certain Security Holders, page 35

Founders, Promoters, and Control Persons, page 36

4.   In response to comment 18 of our letter dated July 7, 2009, you state that A Few Brilliant Minds Inc. and Mhalka Capital Investments Ltd. are promoters. Please note that a promoter as defined in Rule 405 under the Securities Act of 1933 includes any "person who, acting alone or in conjunction with one or more other persons, directly or *indirectly* takes initiative in founding and organizing the business or enterprise of an issuer." In this regard, it appears that Gino Porco and Marsha Collins may be promoters who have indirectly taken the initiative in founding and organizing the company. Please revise to disclose as promoters those persons who have both directly and indirectly taken initiative in founding or organizing Loto.

Exhibits 23.1 and 23.3

5.   Please refer to prior comment 22. We remind you that the company is not required to include all prior consents from your independent registered public accounting in your most recently filed amendment. Only the most currently signed and dated consent from your independent registered public accounting firm is required pursuant to Item 16(a) of Form S-1 and Exhibit 601 of Regulation S-K.

*   *   *   *   *

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you need further assistance, you may contact me at (202) 551-3462. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (610) 819-9104
        Travis Gering, Esq.
        Wuersch & Gering LLP